
02047117

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 31 2002
155
WASH. D.C. SECTION

For the month of July 2002

TOWER SEMICONDUCTOR LTD.

(Translation of registrant's name into English)

P.E. 7-1-02

P.O. Box 619, Migdal Haemek, Israel 10556
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_x_Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No_x

PROCESSED
AUG 06 2002
THOMSON
FINANCIAL



On July 24, 2002, the Registrant announced the signing of an agreement with an investor for an investment of $15 million, as described in the press release attached as Exhibit 1.

On July 25, 2002, the Registrant announced the hiring of marketing, sales and customer support professionals by its U.S. subsidiary. A copy of the press release is attached hereto as Exhibit 2.

This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 30, 2002

By: 

Name: Sheldon Krause
Title: Assistant Secretary

EXHIBIT 1

TOWER SEMICONDUCTOR ANNOUNCES ITS NEXT FUNDRAISING IN LINE WITH ITS FINANCIAL PLAN

$15 million investment to come from Ontario Teachers' Pension Plan

Tower to offer all shareholders the opportunity to participate in this round by way of a rights offering

Strategic investors have indicated they will exercise substantially all their rights and invest about $20M in the rights offering

New York, New York -- July 24, 2002 -- Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TOWER) announced today that it has entered into a definitive agreement with the Ontario Teachers' Pension Plan for an investment of $15 million. OTPP will be purchasing approximately 2.7 million Tower shares for $5.60 per share and will also receive four year warrants to purchase an additional 1.2 million Tower shares at an exercise price per share of $7.50.

Tower also announced today that it intends to file today with the United Stated Securities and Exchange Commission and the Israel Securities Authority a Registration Statement with respect to a proposed offering of rights to all of Tower's shareholders. This offering will be made on substantially the same terms as the investment announced today with OTPP. Strategic investors to whom 69% of the rights will be distributed have preliminarily indicated that they intend to exercise substantially all of the rights to be distributed to them. The anticipated rights offering will commence as soon as practicable after the effective date of the registration statement, and the transaction with OTPP will close after Tower has raised at least $15 million in the rights offering.

Tower currently anticipates distributing a right for each 5.60 shares held by Tower's shareholders. The right will entitle shareholders to purchase one share and 0.45 of a warrant for $5.60, on terms similar to OTPP's investment. Whole warrants will entitle holders to purchase a Tower share over a four year period for $7.50 per share.

Idan Ofer, Tower's Chairman of the Board stated, "I am pleased to welcome OTPP in joining our base of financial investors for Fab 2. This is a vote of confidence for Tower Semiconductor, and it reflects the ability of the company to attract highly qualified institutional investors. We intend to enable our existing shareholders to participate in this round of financing under the same terms."

Dr. Yoav Nissan-Cohen, Tower's Co-CEO noted, "Two years ago, we announced our ambitious plans to build a new, state of the art semiconductor fab. With the completion of the first phase of the Fab 2 clean room, and the successful implementation of the 0.18 micron technology on time, we have significantly reduced execution risks of the project. Now, with this round of financing, we have also demonstrated that we can diminish financial risks by raising additional funds required for the completion of the project, with the firm backing of our strategic investors. In parallel, we are continuing our efforts to bring aboard additional strategic investors."

The company will further discuss these issues during the quarterly conference call, which will be held on Wednesday, July 31, 2002 at 11:00 a.m. Eastern time / 18:00 Israel time. To participate, call 1-800-360-9685 (U.S. toll-free number) or 1-973-694-6836 (International) and mention ID code: TOWER.

Callers in Israel are invited to call local 03-925-5910. The conference call also will be webcast live at www.companyboardroom.com and will be available thereafter for replay for 90 days, starting at 2:00 p.m. Eastern time on the day of the call.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES NOR A SOLICITATION OF AN OFFER TO BUY SECURITIES. THE SECURITIES ISSUED TO THE ONTARIO TEACHERS' PENSION PLAN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND SUCH SECURITIES MAY NOT BE SOLD IN THE UNITED STATES ABSENT A REGISTRATION UNDER THE SECURITIES ACT OR AN EXEMPTION FROM SUCH REGISTRATION.

About Ontario Teachers' Pension Plan

The Ontario Teachers' Pension Plan, with $70 billion in assets,
is responsible for the retirement income of 154,000 elementary and secondary school teachers, and 83,000 retired teachers and their families in Ontario, Canada.

About Tower Semiconductor Ltd.

Tower Semiconductor Ltd. is an independent wafer manufacturer providing design support, manufacturing and turnkey services for integrated circuits (ICs) on silicon wafers in geometries from 1.0 to 0.18 microns. Tower is strategically focused on advanced Flash memory and CMOS image-sensor technologies. This is accomplished by using the Company's leading-edge technological capabilities and the proprietary designs of its customers. Tower is now prototyping 0.18-micron products in its new fabrication facility, Fab 2. When complete, Fab 2 will offer 0.18-micron and below process technologies, produce up to 33,000 200mm wafers per month and employ approximately 1,100 people. Fab 2 features advanced CMOS technology licensed from Toshiba Corporation (NIKKEI: TSE), as well as foundry standard technology, which is applicable to digital, mixed signal, CMOS image-sensor and Flash memory processes. Tower maintains a Web site at www.towersemi.com.

Safe Harbor

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) successful completion of the OTPP transaction on substantially the terms described in the release, (ii) successful completion of the additional $15 million financing referred to in the release; (iii) extension by Tower's banks of the July 31 deadline to raise an aggregate of $39 million in additional equity and/or wafer partner investments, (iv) conditions in the market for foundry manufacturing services and in the market for semiconductor products generally, (v) obtaining additional business from new and existing customers, (vi) obtaining additional financing for the Fab 2 project from equity and/or wafer partners and/or other sources, (vii) any failure by Tower to raise additional funding by the deadlines set forth in its agreement with its banks and/or a failure by Tower to reach an agreement with its banks to extend the deadlines to raise additional financing in 2002 and 2003, which would result in an event of default of Tower's loan agreement, in which event the banks would have the right to call the loans and exercise its liens against Tower's assets, (viii) a declaration of default by Tower's wafer partners, financial investors and the Investment Center of the State of Israel should Tower's banks call the loans, (ix) satisfaction of all other conditions under the agreements with the Fab 2 equity and wafer partners, the Israeli Investment Center and Tower's banks, (x) completing the construction of a new wafer manufacturing facility, (xi) successful completion of the development and/or transfer of advanced CMOS process technologies to be utilized in Tower's existing facility and in Fab 2, (xii) market acceptance and competitiveness of the products to be manufactured by Tower for customers using these technologies and (xiii) ramp-up of production at Fab 2.

A more complete discussion of risks and uncertainties that may affect the accuracy of these statements, and Tower's business generally, is included at ``Item 3. Key Information--Risk Factors" in Tower's most recent Annual Report on Form 20-F, and the Company's report on Form 6-K for the month of April 2002, as filed with the Securities and Exchange Commission.

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PR Agency Contact	**Investor Relations Contact**	**Corporate Contact**
Julie Lass	*Sheldon Lutch*	*Tamar Cohen*
Loomis Group	***Fusion IR & Communications***	***Tower Semiconductor Ltd.***
512-457-9400	212-268-1816	+972-4650-6998
lassj@loomisgroup.com	***sheldon@fusionir.com***	***pr@towersemi.com***

OTPP Contact
Lee Fullerton
Ontario Teachers Pension Plan
(416) 730-5347

EXHIBIT 2

Tower Semiconductor Broadens its US activities

Migdal Ha'emek, Israel – July 24, 2002 – Tower Semiconductor Ltd. has strengthened the team of its US subsidiary, Tower Semiconductor USA, by hiring two marketing, sales and customer support professionals. John O'Boyle was recruited as worldwide director of strategic marketing and Leslie T. "L.T." Guttadauro will be serving as vice president of sales.

"We expect to boost Fab 2 sales activity and enhance the support of our current customer base through the coordinated efforts of John and L.T.," said Doron Simon, president of Tower USA. "As Fab 2's production launch date approaches, we are strengthening our team by adding resources and very experienced personnel. John and L.T. are seasoned professionals with solid backgrounds in semiconductor sales and marketing, and we're confident they will make a significant contribution to Tower Semiconductor."

As worldwide director of strategic marketing, O'Boyle will focus on developing strategic direction and tactical marketing for the company and will have a part in shaping the company's position as a foundry specializing in certain technologies.

O'Boyle brings more than 30 years of experience in the semiconductor industry to his new role. His areas of expertise include chip design, intellectual property, product definition, business development, sales and marketing, public relations and strategic planning. Most recently, O'Boyle served as marketing director for Samsung Semiconductor, the U.S. division of Samsung Industries, Korea. In that position, he coordinated an international team that marketed Samsung's application-specific integrated circuits (ASIC) and system-on-chip (SoC) devices. Prior to Samsung, O'Boyle held various management and engineering positions with National Semiconductor, Virtual Silicon Technology, Color Planar Displays, Dataquest, Gnostic Concepts, and Fairchild. O'Boyle has received patents and industry awards, and has published numerous technical papers. He earned a bachelor's degree in electrical engineering and master's degrees in business administration and electrical engineering from the University of Santa Clara in California.

In his new role as vice president of sales, Guttadauro will lead Tower USA's sales organization, based in San Jose, California, which includes the company's internal sales team and Tower's manufacturer representatives. His responsibilities will include securing new business for both Fab 1 and Fab 2 and managing existing customer relationships.

Also a veteran of the semiconductor industry, Guttadauro has more than 35 years of experience in sales, marketing and engineering, including intellectual property negotiations, and ASIC chip design. Prior to joining Tower USA, he was senior director of sales development at Amkor Technology. In that capacity, he developed and implemented sales programs to increase sales of Amkor's wafer fabrication services. Guttadauro has held various engineering and management positions during his career with IBM, Zilog and VLSI Technology. Guttadauro earned a bachelor's degree in materials science and engineering from Lowell Institute of Technology in Massachusetts and a bachelor's degree in business management and administration from Columbia Pacific University in California.

About Tower Semiconductor USA.
Tower Semiconductor USA is a wholly owned subsidiary of Tower Semiconductor Ltd. (Nasdaq: TSEM, TASE: TOWER), focused on marketing, sales and technical support for Tower's customers in the US.

About Tower Semiconductor Ltd.
Tower Semiconductor Ltd. is an independent wafer manufacturer that provides design support, manufacturing and turnkey services for integrated circuits (ICs) on silicon wafers in geometries from 1.0 to 0.18 microns. Tower is strategically focused on advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. The company is now prototyping 0.18-micron products in its new fabrication facility, Fab 2. When complete, Fab 2 will offer 0.18-micron and below process technologies, produce up to 33,000 200mm wafers per month and employ approximately 1,100 people. Fab 2 features advanced CMOS technology licensed from Toshiba Corporation (NIKKEI: TSE), as well as foundry-standard technology, which is applicable to digital, mixed-signal, CMOS image-sensor and flash memory processes. Tower maintains a Web site at www.towersemi.com.

Safe Harbor
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) obtaining additional financing for the Fab 2 project from equity and/or wafer partners and/or other sources, (ii) a failure by Tower to raise funding by the deadlines set forth in its agreement with its banks and/or a failure by Tower to reach an agreement with its banks to extend the deadlines to raise additional financing in 2002 and 2003, which would result in an event of default of Tower's loan agreement, in which event the banks would have the right to call the loans and exercise its liens against Tower's assets, (iii) a declaration of default by Tower's wafer partners, financial investors and the Investment Center of the State of Israel should Tower's banks call the loans, (iv) satisfaction of all other conditions under the agreements with the Fab 2 equity and wafer partners, the Israeli Investment Center and Tower's banks, (v) completing the construction of a new wafer manufacturing facility, (vi) conditions in the market for foundry manufacturing services and in the market for semiconductor products generally, (vii) successful completion of the development and/or transfer of advanced CMOS process technologies to be utilized in Tower's existing facility and in Fab 2, (viii) obtaining additional business from new and existing customers, (ix) market acceptance and competitiveness of the products to be manufactured by Tower for customers using these technologies and (x) ramp-up of production at Fab 2.
A more complete discussion of risks and uncertainties that may affect the accuracy of these statements, and Tower's business generally, is included at "Item 3. Key Information--Risk Factors" in Tower's most recent Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

Media Contact
Julie Lass
Loomis Group
+1 (512) 457 9400
lassj@loomisgroup.com

Investor Relations Contact
Sheldon Lutch
Fusion IR
+1 (212) 268 1835
Sheldon@fusionIR.com

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